SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934





                    Federal Agricultural Mortgage Corporation
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                                (Name of Issuer)



                              Class A Voting Stock
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                         (Title of Class of Securities)



                                   313148 10 8
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                                 (CUSIP Number)




         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


---------------------
CUSIP NO. 313148 10 8
---------------------
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 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Zions Bancorporation
         I.R.S. #87-0227400
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [  ]
                                                                    (b)  [  ]
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 3.      SEC USE ONLY


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 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
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                           5.       SOLE VOTING POWER
  NUMBER OF                         322,100
    SHARES                 -----------------------------------------------------
BENEFICIALLY               6.       SHARED VOTING POWER
  OWNED BY                          0
    EACH                   -----------------------------------------------------
 REPORTING                 7.       SOLE DISPOSITIVE POWER
   PERSON                           322,100
    WITH                   -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         322,100
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                         [  ]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         32.5%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         HC
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


Item 1(a).  Name of Issuer.

         Federal Agricultural Mortgage Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

         919 18th Street, N.W., Suite 200, Washington, DC, 20006

Item 2(a).  Name of Person Filing.

         Zions Bancorporation

Item 2(b).  Address of Principal Business or, if None, Residence

         1380 Gateway Tower East, Salt Lake City, UT, 84133

Item 2(c).  Citizenship.

         Utah

Item 2(d).  Title of Class of Securities.

         Class A Voting Stock

Item 2(e).  CUSIP Number.

         313148 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act,

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),


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



         (g) [X] Parent Holding Company, in accordance with
                Rule 13d-1(b)(ii)(G); see Item 7,

         (h) [ ] Group, in accordance with Rule 13d-1b(1)(ii)(H).

Item 4.  Ownership.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a) Amount beneficially owned:

                           322,100

         (b) Percent of class:

                           32.5%

         (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote

                           322,100

             (ii) shared power to vote or to direct the vote

                           0

             (iii) sole power to dispose or to direct the disposition of:

                           322,100

             (iv) shared power to dispose or to direct the disposition of:

                           0

Item 5.  Ownership of Five Percent or Less of the Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


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


         Zions First National Bank, BK

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of a Group.

            Not applicable.

Item 10. Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1997               ZIONS BANCORPORATION



                                       By: /s/ Dale M. Gibbons
                                       Name: Dale M. Gibbons
                                       Title: Secretary, Senior Vice President,
                                              and Chief Financial Officer



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